111 E. Wacker Drive, Suite 2800 Chicago, Illinois 60601 Tel 312.527.4000 Fax 312.527.2015 www.shefskylaw.com

Paul T. Jenson
Direct: (312) 836-4046
Facsimile: (312) 275-7581
E-mail: pjenson@shefskylaw.com

IN REFERENCE TO:

Mr. Daniel L Gordon

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	NTS Mortgage Income Fund
Form 10-K for the fiscal year ended December 31, 2006
Filed March 28, 2007
File No. 0-18550

Dear Mr. Gordon:

We are writing on behalf of our client, NTS Mortgage Income Fund (the “Company”), in response to the comments contained in the Staff’s letter dated September 13, 2007.  The headings and paragraph numbers below correspond to the headings and paragraph numbers in your letter.  In addition, for your convenience we have reproduced your comments in this letter and included our responses directly below each comment.

Note 6 — Inventory, page 31

1.                                       Your disclosure in this footnote indicates that the inventory balance for NTS/LFII is zero as of December 31, 2006.  However, under Item 1 of this form 10-K you state that as of December 31, 2006, NTS/LFII has two single-family homesites, fifty-four home units in the Lake Forest Fairways, LLC project and a single 14-acre tract of undeveloped land are left to sell.  Please explain to us why these lots and units are not included in inventory.

RESPONSE:

As disclosed in footnote 9 of the Company’s Form 10-K for the year ended December 31, 2006, the fifty-four home units in the Lake Forest Fairways, LLC project have been accounted for using the cost recovery method since 2001.  Accordingly, all costs associated with these home units were liquidated from inventory at the time of the 2001 sale to Lake Forest Fairways, LLC.  In addition, the Company has liquidated all costs associated with inventory at NTS/LFII as of December 31, 2006 and has incurred substantially all of the development costs associated with this project, as disclosed on page 3 of the Company’s Form 10-K for the year ended December 31, 2006.  The Company has sold substantially all of the inventoried assets of this project.  The Company has sold approximately 1,100 single-family homesites at NTS/LFII since inception, or approximately 99.82% of the NTS/LFII single-family homesites, while liquidating 100% of the cost.  Inventory costs are allocated to individual lots using the relative sales value in accordance with paragraph 11b of Statement of Financial Accounting Standards (“SFAS”) No. 67.  Due to the long-term nature of the NTS/LFII project, it is reasonable that the estimates utilized in relation to this method are subject to change.  The Company has accounted for these changes in estimates prospectively over the life of the development in accordance with paragraph 19 of SFAS No. 154.  As such, the cost of the two single-family homesites and 14-acre tract of undeveloped land were originally included in inventory and have been subsequently expensed through Cost of Sales.

2.                                       On page 32, you disclose initiation fees for the Fawn Lake Country Club are recorded as a reduction of inventory cost.  However, the country club is not included in inventory.  Please explain to us why the initiation fees are treated as a reduction of inventory when the fees relate to an asset that is not part of inventory.

RESPONSE:

The development costs of Fawn Lake Country Club (“The Club”) were initially capitalized to inventory in accordance with paragraph 8 of SFAS No. 67.  In 2001, The Club was substantially complete and management determined that The Club would be sold in the future.  At that time the Company obtained from an independent third party an appraisal of  the Club’s value.  The Club’s value of approximately $3,000,000 was included in property and equipment and the difference between The Club’s capitalized costs and its fair value remained in inventory as common amenity costs in accordance with item 8b of SFAS No. 67.  The initiation fees are treated as a reduction of these capitalized inventory costs.

Exhibits 31.1 and 31.2

3.                                       We note that the certifications are not in the proper form.  The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect.  In future filings please include the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4 and “(or persons performing the equivalent functions)” in paragraph 5.

RESPONSE:

The Company will include the language in the exact form prescribed in its future periodic reports under the Securities Exchange Act of 1934.

*            *            *

The Company acknowledges that:

•                                          The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate the opportunity to respond to the staff’s comments with respect to the Company’s Form 10-K for the year ended December 31, 2006.  The Company hopes that the information included in this response satisfies the staff’s comments.

Please contact me if you have any questions or require additional information.

Sincerely,

SHEFSKY & FROELICH LTD.

/s/ Paul T. Jenson
Paul T. Jenson

Enclosures

cc:	Brian F. Lavin
Gregory A. Wells
Timothy Baker
Cezar M. Froelich